Exhibit 23.4
1000 Winter Street
Waltham, MA 02451-1241 USA
T 781.487.2120
F 781.890.6187
Michael R. Kargula
Executive Vice President and General Counsel
November 18, 2005
American Railcar Industries, Inc.
William P. Benac, Chief Financial Officer
100 Clark Street
St. Charles, MO 63301
Dear Mr. Benac
Reference is made to the copy of American Railcar Industries, Inc.'s Amendment No. 1 to the registration statement on Form S-1 and selected pages from the Amendment No. 2 thereto (“Registration Statement”) provided to me.
Subject to the inclusion in the Registration Statement (as such Registration Statement may be further amended from time to time) of the statement in the following paragraph, Global Insight consents to the references to it made in the Registration Statement, and all amendment(s) thereto, provided the references to Global Insight have not changed in such amendment(s) as such references are attached hereto as Schedule A.
Please include the following statement in the prospectus in connection with the statement that the prospectus includes market and industry data and forecasts which are based upon independent sources such as Global Insight and in any other location in the Registration Statement that you deem necessary or advisable:
“We have been advised by Global Insight that forecasts and projections included in this prospectus that have been attributed to Global Insight should not be construed as a guarantee that the forecasts and projections will, in fact, be achieved. These forecasts and projections have been prepared on the basis of certain assumptions, judgments and hypotheses and accordingly no representation or warranty of any kind is or can be made with respect to the accuracy or completeness of, and no representation or warranty shall be inferred from, the forecasts and projections. The forecasts and projections made by Global Insight herein are based on assumptions as to future events and, therefore, are subject to varying degrees of uncertainty.”
www.globalinsight.com

Mr. W. Benac
November 18, 2005

In addition, you have advised me that the registrant, in its sole discretion, has determined to revise the risk factors section of the prospectus to include a statement substantially as set forth below

The market and industry data contained in this prospectus, including estimates and forecasts relating to the growth of the railcar market, cannot be verified with certainty and may prove to be inaccurate.

This prospectus contains market and industry data obtained primarily from industry publications of the Association of American Railroads, the Railway Supply Institute, Global Insight and information from the U.S. Department of Agriculture. Industry publications typically indicate that they have derived the published data from sources believed to be reasonable, including other railcar manufacturers, but do not guarantee the accuracy or completeness of the data. While we believe these publications to be reliable, we have not independently verified the data or any of the assumptions on which the estimates and forecasts are based, and the data may prove to be inaccurate. This data includes estimates and forecasts regarding future growth in these industries, specifically data related to railcar production, railcar growth and the historical average age of active railcars in North America. Forecasts and estimates regarding future growth of the railcar industry included in these reports are based on assumptions of the growth and improvement of certain sectors of the U.S. economy. The growth and improvement of these sectors of the U.S. economy during the period of these forecasts and estimates are not assured. The failure of these sectors of the U.S. economy to perform as assumed in these forecasts and estimates would cause the forecasted expansion of the railcar industry not to occur or to occur to a lesser extent than predicted. The failure of the rail industry or the railcar supply industry to continue to grow as forecasted by the market and industry data included in this prospectus may have a material adverse effect on our business and the market price of our common stock. See additional information on industry data on page (i).

If you have any questions regarding this Consent, please do not hesitate to contact me.

Thank you for doing business with Global Insight.

Sincerely,

/s/  Michael Kargula

Michael R. Kargula

SCHEDULE A
REFERENCES TO GLOBAL INSIGHT INCLUDED IN REGISTRATION STATEMENT OF
AMERICAN RAILCAR INDUSTRIES, INC.
•	According to Global Insight’s Freight Car Outlook Third Quarter 2005, orders for new railcars are expected to be strong with deliveries projected to average 59,400 railcars per year from 2005 through 2010.

•	Global Insight’s Freight Car Outlook Third-Quarter, 2005 anticipates delivery of 66,043 new railcars in 2005 and average annual deliveries of 59,400 railcars per year from 2005 through 2010.

•	Based on Global Insight’s Freight Car Outlook Third-Quarter 2005 projections, tank railcar deliveries are expected to increase to 11,069 railcars in 2005 and 11,075 railcars in 2006 and will average approximately 9,900 deliveries per year from 2007 through 2010. In comparison, the number of tank railcars delivered in North America was 8,939 in 2004 and 8,176 in 2003.

•	Global Insight’s Freight Car Outlook Third-Quarter 2005 projects an increase in tank railcar deliveries, from 8,176 in 2003 and 8,939 in 2004, to 11,069 in 2005 and 11,075 in 2006, with deliveries averaging approximately 9,900 tank railcars per year from 2007 through 2010.

•	The following chart illustrates annual North American deliveries of railcars since 1978 and projected annual North American railcar deliveries through 2010, according to the Railway Supply Institute and Global Insight’s Freight Car Outlook Third-Quarter, 2005, respectively.
Railcar Annual Deliveries
•	Global Insight’s Freight Car Outlook Third-Quarter 2005 forecasts continued gains in rail freight usage, with 1.6% growth in railcar loads during 2005, 1.7% growth in railcar loads in 2006 and 1.7% to 0.8% annual growth in railcar loads from 2007 to 2010.

1

•	Global Insight’s Freight Car Outlook Third Quarter 2005 forecasts a significant increase in deliveries of covered hopper railcars, from 3,801 in 2003 and 5,602 in 2004 to 14,927 in 2005 and 16,926 in 2006, with deliveries averaging approximately 15,800 railcars per year from 2007 through 2010.

•	Over the long term, Global Insight’s Freight Car Outlook Third-Quarter 2005 forecasts strong demand for covered hopper railcars driven by continued growth of the U.S. economy, higher production for a number of consumer and business durable goods, increasing domestic and international demand for U.S. agricultural products, increasing ethanol production and replacement of aging railcars. As shown by the chart below, Global Insight’s Freight Car Outlook Third-Quarter 2005 forecasts deliveries of covered hopper railcars will reach 14,927 in 2005 and 16,926 in 2006, and will average more than 15,800 deliveries per year from 2007 through 2010. These forecasts illustrate a significant projected increase from the 5,602 covered hopper railcars delivered in 2004 and the 3,801 covered hopper railcars delivered in 2003.
•	The following chart shows historical tank railcar deliveries in 2003 and 2004 and projected railcar deliveries through 2010.

2